UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 17, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

Notice to the Market

Ms. Luciene Pandolfo Elected Chief Legal Officer of TIM S.A.

TIM S.A., ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in accordance with article 157 of Law No. 6,404/76 and the provisions of CVM Resolution No. 44/21, and following up on the Notice to the Market disclosed on March 31, 2026, hereby announces that, on this date, the Company's Board of Directors elected Ms. Luciene Pandolfo to the position of Chief Legal Officer of the Company.

Ms. Luciene Pandolfo is Brazilian, graduated in Law from the University of Ribeirão Preto (UNAERP) and holds a Master's Degree in Law of Obligations from the São Paulo State University (UNESP), as well as a Master of Business Administration (MBA) in Business Law and Economics from Fundação Getulio Vargas (FGV). She has more than 20 years of experience in the management of legal departments, 18 years of experience in the Oil & Gas industry; and 10 years of experience in telecommunications infrastructure.

In the Oil & Gas sector, she was Chief Legal Officer of Agip Brasil S/A and General Counsel of Liquigás Distribuidora S/A. In the telecommunications sector, she served as VP & General Counsel of BR Towers S.A. and Phoenix Towers Participações S.A. Between 2021 and 2023, she was VP Latam & General Counsel of CNP Latam Holding S.A. From 2024 to date, she worked as a partner at Fleichman Sociedade de Advogados. She is currently a Professor in the Executive Training Course at INSPER, President of the Seeds of the Future Association of São José (Non-Profit Association) and President of the Special Commission for Law and Economics Studies of OAB/SP.

The Company welcomes Ms. Luciene to join our executive team and wishes her success in her new role.

Rio de Janeiro, June 17, 2026.

TIM S.A.
Vicente de Moraes Ferreira Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 17, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer